Raymond James Financial, Inc. Electronic EDGAR Proof

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Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer C. Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**11/11/08**
Item IDs	**7.01**
	9.01
Notify via Filing website Only	**off**
Emails	**lisa.williford@raymondjames.com**
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Documents

8-K	**k8111108.htm**	
	8K	
EX-99.1	**ex99_1.htm**	
	Press Releases/Barrons Reply	
GRAPHIC	**logo.jpg**	
	logo	
8-K	**submissionpdf.pdf**	
	pdf	

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
	<page sid="PAGE1">
		<combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
		<radio sid="SubTable_live_"><value>on</value></radio>
		<check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
		<field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
		<field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
		<popup sid="SubSro_sroId_"><value>NYSE</value></popup>
		<check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
		<field sid="SubFiler_filerId_"><value>0000720005</value></field>
		<field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

		<field sid="SubTable_periodOfReport_"><value>11/11/08</value></field>
		<combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
		<combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
	</page>
	<page sid="PAGE2">
		<field sid="SubDocument_conformedName_"><value>k8111108.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
		<field sid="SubDocument_description_"><value>8K</value></field>
		<data sid="data1"><filename>k8111108.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
		<field sid="SubDocument_description_1"><value>Press Releases/Barrons Reply</value></field>
		<data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
		<combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
		<field sid="SubDocument_description_2"><value>logo</value></field>
		<data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
		<combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
		<field sid="SubDocument_description_3"><value>pdf</value></field>
		<data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
	</page>
	<page sid="PAGE3">
		<check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
		<field sid="SubInternet_internetAddress_"><value>lisa.williford@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
	</page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 and 15(d) of the
Securities Exchange Act of l934

November 11, 2008
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On November 11, 2008, Raymond James Financial, Inc. issued a press release providing corrections following a recent *Barron's* article referencing Raymond James Bank. A copy of the release is attached as Exhibit 99.1 to this report.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following are filed as exhibits to this report:

Exhibit No.

99.1 Press release dated November 11, 2008 issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: November 13, 2008

By: /s/ Thomas A. James
Thomas A. James
Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer

November 11, 2008   FOR IMMEDIATE RELEASE

RAYMOND JAMES PROVIDES CORRECTIONS FOLLOWING RECENT
BARRON'S ARTICLE REFERENCING RAYMOND JAMES BANK

       ST. PETERSBURG, Fla. – An article published Monday in *Barron's*, "The Siren Song of Banking," raises a number of concerns related to Raymond James Bank and its potential impact on parent company Raymond James Financial.

       Raymond James appreciates that industry observers can have legitimate differences of opinion regarding the market outlook and the impact of market events on companies; however, the article cited performance indicators that require clarification or correction.

       Raymond James' leadership believes that the managed growth strategy, commitment to risk management and conservative lending practices that helped the firm avert the subprime crisis and post solid operating results in 2007 will continue to serve the company well in the coming year.

       The article quoted a hedge fund manager with a short position in RJF as saying that "…the misunderstood part is the bank and credit risk at the bank. It is only a matter of time before more serious loan problems develop." To correct any misunderstandings that could result from information in this article, we respectfully offer the following to certain points from the article.

Statement: *"After turning in a dazzling performance through much of the year – despite the calamities faced by most financial institutions – Raymond James in the end couldn't escape the credit crisis that gripped the world in September and October. The company came up short in its fiscal fourth quarter, reporting net income of $49 million, or 41 cents a share, well below expectations of 51 cents and 23 percent below last year's net of 53 cents a share. Raymond James' stock (ticker: RJF), which had surged for most of the year, to as high as $38 in September, fell to as low as $16.95 last month, and now has bounced back to around $19."*

Raymond James comment: It is true that the firm hasn't "escaped" the global credit crisis, with the resulting market turmoil impacting most of our lines of business. Raymond James missed analyst earnings for the fiscal fourth quarter. Nonetheless, as discussed in our <u>October 21, 2008 announcement of fourth quarter results</u>, given market turbulence during the quarter, the firm was pleased with both relative and absolute financial results. We reported record revenues for the year and earned the second-best annual net income in our firm's history.

Statement: *"The bank increased its provision for problem loans dramatically in the fourth quarter, albeit from low levels. Net charge-offs of bad loans rose 57 percent, again from low levels, and nonperforming loans represented 0.82 percent of total loans, compared with 0.54 percent in the third quarter."*

Raymond James comment: To look at percentage changes from very small numbers is less meaningful than to evaluate absolute levels. Raymond James Bank non-performing loans represented 0.82 percent of net loans as of September 30, 2008, compared to the average for other federally insured institutions whose level of non-performing loans as of June 30, 2008 exceeded 2 percent. (September 30, 2008 data was not available at the time of this statement.)

Residential delinquency rates have outperformed those of Federal Reserve member banks. Raymond James Bank's residential delinquency rate as of September 30, 2008, was 1.02 percent compared to Federal Reserve data on delinquent residential loans of 4.33 percent as of June 30, 2008. (Again, September 30, 2008 data was not available at the time of this statement.)

Although, as noted in our earnings release, we anticipate higher charge-offs and non-performing loan levels going into fiscal year 2009, Raymond James Bank believes it will continue to outperform peer banks with regard to credit quality measures given its stringent underwriting criteria and portfolio monitoring. As we have reported in the past, we still anticipate that existing reserves are sufficient to encompass future charge-offs unless conditions materially worsen in the general economy.

Statement: *"Many of the bank's loans are big, corporate credits acquired in the secondary market as part of the government's Shared National Credit Program. Under that program, the Federal Reserve, the Office of Thrift Supervision, the Comptroller of the Currency and the Federal Deposit Insurance Corp. review and classify any large syndicated corporate loan of $20 million or more that is shared by three or more banks. A recently released government report on the status of the program at midyear 2008 showed credit volume increased by nearly 23 percent year-over-year, a record, with most of the growth coming from loans to the telecom and media sector, as well as utilities, finance and insurance, and the oil and gas industries. At the same time, so-called troubled credits in the program jumped to 13.4 percent from 5 percent in the year-earlier review."*

Raymond James comment: The Shared National Credit (SNC) Program is an interagency effort among bank regulators regarding the largest credits held by financial institutions. The purpose of the program is to provide efficient and consistent regulatory review and classification of large syndicated loans in order to prevent redundant identical loan reviews. The acquisition and underwriting of these loans is not affected by whether a loan is considered a SNC loan. Raymond James Bank participates in certain loans at inception and also purchases SNC loans in the secondary market.

Raymond James Bank's SNC loans represent only 4 percent of its SNC commitments, compared to 13.4 percent across all institutions according to the joint agency press release dated October 8, 2008. Raymond James Bank has been selective in the SNC loans in which it participates; the vast majority of criticized loans in the Raymond James Bank portfolio are performing and making payments per their agreements.

Statement: *"Raymond James' corporate-loan exposure at the end of its fiscal fourth quarter was mostly to the telecom industry, retail property, consumer products and services, industrial manufacturing and health care, excluding hospitals."*

Raymond James comment: Raymond James Bank's loan portfolio is highly diversified with the top five industry concentrations centered in telecommunications (3.3 percent of the bank's assets), retail real estate (3.2 percent), consumer products and services (3.2 percent), industrial manufacturing (3.1 percent), and healthcare excluding hospitals (3 percent). These five concentrations in aggregate account for only 15.8 percent of assets and 32 percent of corporate loans. Internal policies prohibit loan growth in any one industry concentration from exceeding 5 percent of total bank assets.

Statement: *"The bank's corporate and commercial- real-estate loans total some $4.6 billion. Many of the loans are concentrated in locations that have been among the hardest hit in this downturn – including California, where it has its biggest exposure, and its home base in Florida."*

Raymond James comment: This statement confuses geographic distribution of the firm's residential portfolio with the allocation of its commercial portfolio. Raymond James Bank's corporate loan portfolio is broadly dispersed across all U.S. geographies. Of the project finance corporate real estate credits, less than 2.5 percent of Raymond James Bank assets are concentrated in any one state, with only 2.37 percent in Florida. The second highest concentration is in the Commonwealth of Virginia.

Corporate loan losses during fiscal 2008 and corporate nonaccrual loans were isolated in the residential acquisition and development/homebuilder sector. Raymond James Bank has not made any loans to this sector in more than a year and continues to reduce its exposure. Loans outstanding in this sector currently represent 1 percent of the bank's assets.

Statement: *"Raymond James Bank also has close to $3 billion in residential mortgages, of which 90 percent are first-mortgage loans purchased from other financial institutions. More than three-quarters of them are interest-only adjustable-rate mortgages, which are considered riskier than traditional loans with principal payments."*

Raymond James comment: We believe our selective purchase criteria more than offset additional risk from buying interest-only mortgages. Of almost 6,500 residential loans, only 46 are on non-accrual status. All of the bank's residential loans adhere to strict underwriting parameters pertaining to credit score and credit history, debt-to-income ratio of the borrower and loan-to-value. As stated earlier, as a result of these practices, our delinquency experience is less than one-quarter that of the industry. In addition, loans were underwritten with shocked principal and interest payments to ensure the borrower could afford the mortgage payment in a rising rate environment. Raymond James Bank has a long history with these types of loans.

Statement: *"But the company itself, which has often bought its own stock on dips, has no such plans now."*

Raymond James comment: While we believe that the stock represents a compelling value at the current price, there is concern over the lack of credit availability in the market. Accordingly, the firm is not purchasing shares currently in favor of conserving cash as a prudent business decision, as discussed on its <u>October 22, 2008, quarterly analyst conference call</u>.

While Raymond James Bank has experienced some increased credit problems, including non-performing loans and charge-offs during the past fiscal year, it generated $112 million in pre-tax income compared to $27 million from the prior fiscal year. This represented over a 15 percent return on equity. Further, the bank's net interest margin for the most recent quarter improved by over 100 basis points compared to the same quarter last year, to 3.13 percent. Raymond James Bank results can be found in the supplement to the company's October 21, 2008, earnings release.

Raymond James Bank has grown significantly over the past few years and the capital invested in the bank represents approximately 30 percent of the company's overall capital. Inclusive of our assumptions of a continuing weak economy leading to credit deterioration and somewhat lower interest spreads, we have every reason to believe that Raymond James Bank is well-positioned for 2009.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 5,000 financial advisors serving approximately 1.8 million accounts in more than 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $197 billion, of which $33 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, loan reserves/losses, financial results, anticipated results of litigation and regulatory proceedings, federal government assistance programs for financial institutions and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2007 annual report on Form 10-K and quarterly report for the quarter ended June 30, 2008 on Form 10-Q, which are available on raymondjames.com and sec.gov.

-30-

For more information, contact Anthea Penrose at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.